UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June, 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Philips CityTouch Selects Sierra Wireless to Connect New Remote Lighting Management System for Smart Cities

AirPrime® HL Series modules to provide cellular connectivity for CityTouch Ready outdoor lighting fixtures

VANCOUVER, Canada--(BUSINESS WIRE)--June 12, 2014--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that Philips CityTouch has selected Sierra Wireless AirPrime® embedded wireless modules to provide connectivity for the new CityTouch LightWave remote lighting management system.

CityTouch LightWave is a new remote lighting management system that includes intelligent ‘’plug and play’’ outdoor lighting fixtures. Cities worldwide can roll out the CityTouch system quickly and cheaply, using LED outdoor fixtures that feature built-in mobile connectivity to the central management system, using integrated AirPrime modules.

Once such a fixture is plugged in, a light point automatically appears on the CityTouch map at the right location and with its main technical parameters already integrated into the system. Only a few clicks later, the remote lighting management system allows central control of all lights in an area, either individually or as a group. The software also provides the current lighting status, auto-notifications of faults and accurate information on energy usage of each street light. The system can provide significant energy savings to municipal customers – LED lighting combined with intelligent controls can deliver savings of up to 80 percent.

Philips CityTouch chose Sierra Wireless AirPrime modules for the CityTouch LightWave system based on the level of global support Sierra Wireless is able to provide as the market leader, as well as the potential for evolution in future products with a simple migration path from 2G to 4G technologies.

“The more we talked with Sierra Wireless, the more confident we became that this company really understood what we needed to not only build and launch a new generation of CityTouch Ready outdoor lighting fixtures, but to also grow and evolve them over time,” said Vasanth Philomin, General Manager of Philips CityTouch. “We knew we needed more than just a simple hardware supplier, and Sierra Wireless offered both the expertise to help us get to market efficiently and the long-term vision we were looking for in a collaborative partner.”

“CityTouch LightWave offers an innovative approach to easily connect city lights for smart cities,” said Dan Schieler, Senior Vice President, OEM Solutions for Sierra Wireless. “The ability to monitor and manage street lighting can provide more reliable service, more efficient use of city funds, and a more environmentally-friendly solution. It’s a classic example of how connecting everyday city services can benefit both the municipal organization and its citizens.”

For more information about how Sierra Wireless device-to-cloud solutions for connected infrastructures, please visit http://www.sierrawireless.com/Solutions/Industries/industrial_infrastructure.aspx. To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1-604-232-1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	June 12, 2014